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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STRATEGIC DISTRIBUTION, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

862701307

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 862701307			Page 2 out of 8

1.	Name of Reporting Person: Mariel Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: *
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 227,431

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 227,431

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 227,431

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: * ☐

11.	Percent of Class Represented by Amount in Row (9): 7.7%**

12.	Type of Reporting Person:* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

13G/A
CUSIP No. 862701307			Page 3 out of 8

1.	Name of Reporting Person: Nader Tavakoli		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 246,821

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 246,821

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 246,821

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4%**

12.	Type of Reporting Person:* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

AMENDMENT 1 TO SCHEDULE 13G

     This Amendment 1 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Mariel Capital Management, L.L.C., a Delaware limited liability company (“Mariel”), and Mr. Nader Tavakoli the principal of Mariel, relating to shares of common stock of Strategic Distribution, Inc., a Delaware corporation (the “Issuer”). The initial Schedule 13G was filed on behalf of EagleRock Capital Management, L.L.C., a Delaware limited liability company, and Mr. Nader Tavakoli the principal of EagleRock Capital Management, L.L.C.

     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Mr. Nader Tavakoli and shares purchased by Mariel for the account of EagleRock Master Fund, a Delaware general partnership (“EagleRock Master Fund”), of which Mariel is the agent and attorney-in-fact. EagleRock Master Fund holds the shares of Common Stock of the Issuer for the account of EagleRock Capital Partners, L.P. and EagleRock Capital Partners (QP), L.P., both Delaware limited partnerships.

Item 1(a) Name of Issuer.

Strategic Distribution, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices.

3220 Tillman Drive, Suite 200
Bensalem, Pennsylvania 19020

Item 2(a) Name of Person Filing.

Mariel Capital Management, L.L.C. (“Mariel”) and Nader Tavakoli.

Item 2(b) Address of Principal Business Office, or, if none, Residence.

551 Fifth Avenue, 34th Floor
New York, New York 10176

Item 2(c) Citizenship or Place of Organization.

Mariel is a limited liability company organized under the laws of the State of Delaware. Nader Tavakoli is the principal of Mariel and is a United States citizen.

Item 2(d) Title of Class of Securities.

Common Stock, par value $.10 per share (the “Common Stock”).

Item 2(e) CUSIP Number.

862701307

Item 3 Reporting Person.

Inapplicable.

Item 4 Ownership.

(a)	Mariel is the beneficial owner of 227,431 shares of Common Stock and Mr. Tavakoli is the beneficial owner of 246,821 shares of Common Stock.

(b)	Mariel is the beneficial owner of 7.7% and Mr. Tavakoli is the beneficial owner of 8.4% of the outstanding shares of Common Stock. The percentages are determined by dividing the number of shares beneficially owned by 2,953,101, the number of shares of Common Stock issued and outstanding as of November 5, 2003, as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2003.

(c)	Mariel, as the agent and attorney-in-fact of EagleRock Master Fund, has the sole power to vote and dispose of the 227,431 shares of Common Stock held by EagleRock Master Fund. As the principal of Mariel, Mr. Tavakoli may direct the vote and disposition of the 227,431 shares of Common Stock held by EagleRock Master Fund and 19,390 shares of Common Stock held by himself, individually.

Item 5 Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding
            Company.

Inapplicable.

Item 8 Identification and Classification of Members of the Group.

Inapplicable.

Item 9 Notice of Dissolution of Group.

Inapplicable.

Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 13, 2004 between Mariel and Nader Tavakoli.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 13, 2004

Mariel Capital Management, L.L.C.
By:	/s/ Nader Tavakoli
NADER TAVAKOLI, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli